Mail Stop 6010


								July 11, 2005

John J. Molinelli
Executive Vice President and Chief Financial Officer
Ametek, Inc.
37 North Valley Road
Paoli, Pennsylvania 19301

Re:	Ametek, Inc.
	Form 10-K for the year ended December 31, 2004
	Filed March 8, 2005
	File No. 001-12981

Dear Mr. Molinelli:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant